Exhibit 11

National Presto Industries, Inc.

The following presents the computation of per share earnings reflecting the assumption that the granted shares under the 1988 Stock Option Plan will be exercised.

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Third Quarter		First Nine Months
	2007	2006	2007	2006
Net Earnings (1)	$8,712	$7,180	$20,682	$12,712

Weighted average common shares outstanding (2)	6,837	6,832	6,835	6,831

Common share equivalents relating to stock options when dilutive	0	1	0	1

Adjusted common and common equivalent
shares for computation (3)	6,837	6,833	6,835	6,832

Net earnings per share:
Basic (1 divided by 2)	$1.27	$1.05	$3.03	$1.86
Diluted (1 divided by 3)	$1.27	$1.05	$3.03	$1.86